P.E. 2/20/02

02016649

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

RECEIVED
FEB 2 1 2002
365

Date of Report February 20, 2002

NOVATEL INC.

Commission File No. 0-29004

PROCESSED
MAR 0 1 2002
P THOMSON FINANCIAL

1120 – 68th Avenue N.E., Calgary, Alberta, Canada T2E 8S5
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F √ Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes___ No √

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

The following exhibit is filed as part of this report on Form 6-K:

No.	Document
1.	Press Release dated February 20, 2002 announcing the appointment of Jonathan Ladd as President and Chief Executive Officer.

SF3-115204.1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOVATEL INC.

Date: February 20, 2002

By: ______________________
Name: Werner Gartner
Title: Executive Vice President and Chief Financial Officer

SF3-115204.1

EXHIBIT INDEX

SF3-115204.1

4

EXHIBIT 1

FOR IMMEDIATE RELEASE

CONTACT: Sonia Ross (403) 295-4532

NOVATEL INC. APPOINTS NEW PRESIDENT

(Calgary, Alberta, Canada, February 20, 2002) – Jim Close, Chairman of NovAtel Inc. (NASDAQ: NGPS), a developer and manufacturer of global positioning systems (GPS) equipment, is pleased to announce the appointment of Jonathan W. Ladd to the position of President and Chief Executive Officer (CEO), effective February 19, 2002. David Vaughn, who has acted in this capacity since February 2001, will continue in a consulting capacity for an indefinite period of time.

"Jonathan Ladd is an energetic leader who has been involved in GPS for his entire career," said Close. "I am confident that NovAtel will continue to grow as the world's foremost provider of innovative GPS solutions under his leadership."

With over 20 years' experience in commercial and precision-focused GPS companies, Mr. Ladd brings 12 years of senior management experience in the GPS industry to NovAtel. Recently, he had been Senior Vice President Engineering and President at Magellan Corporation's Russian subsidiary, Ashtech A/O. He has also held several other senior management positions at Magellan Corporation, including Senior Vice President of the Advanced Technology Group, and Vice President and General Manager of Ashtech Precision Products Business Unit.

Close continued, "I would also like to thank Dave Vaughn for his extraordinary efforts over the past year. His accomplishments in implanting new strategies and forming new business relationships provide a solid foundation for the future. We look forward to continuing to work with Dave in the future on a consulting basis."

NovAtel Inc. designs, markets and supports a broad range of products that determine precise geographic locations using the Global Positioning System, and is the principal supplier of reference receivers to WAAS ground networks around the world. NovAtel's GPS products are used principally for applications in precision markets such as the surveying, geographic information systems, aviation, marine, mining and machine control, agriculture and precise timing markets. For further information please visit our website at www.novatel.com.

Certain statements in this news release constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of the Company, or developments in the Company's industry, to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, but are not limited to, operating results of subsidiaries and joint ventures, establishing and maintaining effective distribution channels, certification and market acceptance of the Company's new products, impact and timing of large orders, pricing pressures in the market and other competitive factors, maintaining technological leadership, timing of revenue recognition in connection with certain contracts, the ability to maintain supply of products from subcontract manufacturers, the procurement of components to build products, and the impact of industry consolidations, together with the other risks and uncertainties described in public filings.